File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

(Filed July 2, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated July 2, 2007

Press Release

Organizational Changes at Glass Containers

San Pedro, Garza Garcia, Nuevo Leon, Mexico, July 2, 2007.- Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO) announced today that Alfonso Gomez Palacio, President of the Glass Containers business unit, retired on June 30 2007 after an outstanding 23 year career and performance at Vitro. "I want to take this opportunity to express Alfonso our appreciation for his continuous enterprising and professional spirit. His commitment has been a true example for all of us who work at Vitro and has translated in solid and lasting commercial relations with many of our customers", said Federico Sada, CEO of Vitro.

David Gonzalez Morales assumed the responsibility of President of the Glass Containers business unit as of July 1st. 2007.

The Company's management is certain that the experience acquired by David during his 27 tenure at Vitro will allow him to succeed in his new responsibility. During this time, David has occupied diverse positions at Vitro. For the past six months David has served as Glass Containers' Co-President. Before that, he was President of Vitro Cristalglass' business unit at Flat Glass. He has also held different positions at the Glass Containers and Diverse Industries business units, as well as advisory role positions at Vitro's joint venture companies including Vitro PQ, VANCAN, Ampolletas and Regioplast.

"On behalf of Vitro's Executive Committee, we wish David the best in his new responsibility. We will continue working as a team to benefit our shareholders and employees," concluded Mr. Sada.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is a leading participant in two distinct types of: flat glass and glass containers. The Vitro companies manufacture products for a variety of markets, including construction and automotive glass;beverage, cosmetic, pharmaceuticals, food, liquor, and wine glass containers. Vitro also produces raw materials and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 and based in Monterrey, Mexico Vitro subsidiaries have facilities and a significant distribution network in nine countries, located in North, Central and South America, and Europe, and export products to more than 40 countries worldwide. For more information, you can access Vitro's Website at:http://www.vitro.com

For further information, please contact:

Investor Relations Adrian Meouchi / Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Maura Gedid Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mgedid@breakstone-group.com	Media Relations Albert Chico Vitro, S.A.B. de C.V. + (52) 81-8863-1661 achico@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: July 2, 2007